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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-33107

CANADIAN SOLAR INC.

No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People's Republic of China
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

Signature	3
Exhibit Index	4
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Date: February 11, 2014

EXHIBIT INDEX

Exhibit 99.1—Press Release

Exhibit 99.2—About the Registrant, Selected Consolidated Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the Nine Months Ended September 30, 2012 and 2013, Duties and Tariffs and Legal Proceedings

Exhibit 99.3—Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2012 and 2013